QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(iv)

NEWS
(PLRE)
FOR IMMEDIATE RELEASE:	March 17, 2004
CONTACT:	Jeffrey Fisher, CFO, Price Legacy Corporation. Excel Centre, 17140 Bernardo Center Drive, Suite 300, San Diego, CA 92128 (858) 675-9400

PRICE LEGACY CORPORATION ANNOUNCES
FINAL RESULTS OF EXCHANGE OFFER

San Diego, CA (March 17, 2004)—Price Legacy Corporation (Nasdaq: PLRE) announced today the final results of the exchange offer for its outstanding 8 3/4% Series A Cumulative Redeemable Preferred Stock, which expired at 12:00 Midnight, New York City time, on March 11, 2004.

Based on a final count provided by Mellon Investor Services LLC, the exchange agent for the exchange offer, 20,942,672 shares of Series A preferred stock were tendered for a total of 18,900,219 shares of post 1-for-4 reverse split common stock and 2,942,463 shares of Series 1 preferred stock. Price Legacy accepted all of the shares of Series A preferred stock properly tendered and not withdrawn. The shares of common stock and Series 1 preferred stock to be issued in exchange for the shares of Series A preferred stock accepted in the exchange offer will be delivered promptly. Holders of certificates representing pre-split common stock will receive instructions from Mellon Investor Services on how to surrender the pre-split common stock certificates for certificates representing their post-split common stock.

Following completion of the Company's previously announced recapitalization transaction, which included the exchange offer, exchange transactions with the holders of Price Legacy's Series B preferred stock and amendments to the Company's charter, Price Legacy expects to have approximately 36,278,799 shares of common stock, 6,491,494 shares of Series A preferred stock and 2,942,463 shares of Series 1 preferred stock issued and outstanding.

Price Legacy acquires, operates, develops and sells open-air shopping centers nationwide. The Company manages its properties through regional offices located in Arizona, California, Florida, and Virginia. Price Legacy has its corporate offices in San Diego, California, is organized as a REIT and has a taxable REIT subsidiary, Excel Legacy Holdings Inc. Price Legacy is committed to providing an environment of stability and growth for its stockholders and tenants. For more information on Price Legacy, visit the Company's Web site at www.PriceLegacy.com.

####

Certain statements in this release that are not historical fact may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of Price Legacy to differ materially from historical results or from any results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from current expectations include the possibility that the intended benefits of the recapitalization may not be fully realized, changes in general economic conditions, real estate conditions, competition, litigation, financial performance of Price Legacy's properties, joint ventures and investments, and environmental and other liabilities. The Company refers you to the documents it files from time to time with the SEC available through the Company's website at www.PriceLegacy.com, which discuss these and other factors that could adversely affect the Company's results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Price Legacy undertakes no obligation to update publicly or revise any forward-looking statements.

QuickLinks

PRICE LEGACY CORPORATION ANNOUNCES FINAL RESULTS OF EXCHANGE OFFER